UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Augmedix, Inc.

Full Name of Registrant

Former Name if Applicable

111 Sutter Street, Suite 1300

Address of Principal Executive Office (Street and Number)

San Francisco, CA 94104

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

In connection with the preparation of the Registrant’s financial statements for the quarter ended September 30, 2022, the Registrant identified a material weakness in internal control over financial reporting. The material weakness is with respect to the Registrant’s internal control over the regular review and application of accounting policies, including Accounting Standards Codification Topic 606, Revenue from Contracts with Customers.  The Registrant’s management is committed to remediating this material weakness and is implementing several steps to enhance the Registrant’s internal controls and commissions processes, including (i) improving the overall design of its internal control environment, (ii) implementing additional internal controls over the annual review of all relevant accounting policies, particularly in areas where the Registrant’s operations have changed, and (ii) adding additional resources and expertise to the Registrant’s finance function to enhance the effectiveness of internal controls over financial reporting.  However, due to the identification of the material weakness, the compilation, verification and review by management of the information and disclosure required to be presented in the Form 10-Q for the quarter ended September 30, 2022 (the “Report”) requires additional time which renders the timely filing of the Report impracticable without undue hardship and expense to the Registrant. In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant intends to file the Report on or prior to the 5th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul Ginocchio	(646)	591-4060
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the press release issued by the Registrant on November 14, 2022, the Registrant reported (i) total revenue of $7.9 million for the quarter ended September 30, 2022, compared to $5.6 million for the same period in the prior year; (ii) GAAP operating expenses of $9.0 million for the quarter ended September 30, 2022, compared to $7.1 million for the same period in the prior year; and (iii) GAAP net loss of $5.5 million for the quarter ended September 30, 2022, compared to a net loss of $2.7 million for the same period in the period year.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which are based on the Registrant’s current expectations, estimates, and projections about the Registrant’s and its subsidiaries’ businesses and prospects, as well as management’s beliefs, and certain assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “should,” “will” and variations of these words are intended to identify forward-looking statements. Such statements speak only as of the date hereof and are subject to change. The Registrant undertakes no obligation to revise or update publicly any forward-looking statements for any reason. These statements include, but are not limited to, statements about the anticipated timing of the filing of the Registrant’s Form 10-Q for the quarter ended September 30, 2022, and the Registrant’s anticipated financial results for such period. Such statements are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such differences include, but are not limited to, those risks and uncertainties disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registrant’s most recent Form 10-K and Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and similar disclosures in subsequent reports filed with the SEC.

Augmedix, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2022	By	/s/ Paul Ginocchio
Paul Ginocchio
Chief Financial Officer

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